

Mail Stop 6010

November 20, 2008

<u>Via U.S. Mail</u>

Mr. Harold L. Covert
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA   94085

> **RE: Silicon Image, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 0-26887**

Dear Mr. Covert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief